                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 8)*

                    Under the Securities Exchange Act of 1934

                              Harold's Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                 Series 2001-A Preferred Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413353103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert J. Pile
                         Sutherland Asbill & Brennan LLP
                           999 Peachtree Street, N.E.
                                Atlanta, GA 30309
                                 (404) 853-8000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). The Exhibit Index is located following page 24.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
------------------------------                    -----------------------------
    CUSIP No. 413353103                                 Page 2 of 26 Pages
------------------------------                    -----------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      RONALD DE WAAL
--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)     [X]
                                                                   (B)     [ ]
--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                [ ]
--------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      THE NETHERLANDS
--------------------------------------------------------------------------------

      NUMBER OF               7    SOLE VOTING POWER
       SHARES                      N/A
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY
        EACH                  8    SHARED VOTING POWER
      REPORTING                    COMMON STOCK:  8,449,218 SHARES
       PERSON                      SERIES 2001-A PREFERRED STOCK: 312,783
        WITH                       SHARES
                          ------------------------------------------------------

                              9    SOLE DISPOSITIVE POWER
                                   N/A
                          ------------------------------------------------------

                             10    SHARED DISPOSITIVE POWER
                                   COMMON STOCK:  8,449,218 SHARES
                                   SERIES 2001-A PREFERRED STOCK: 312,783
                                   SHARES
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        COMMON STOCK:  8,449,218 SHARES
        SERIES 2001-A PREFERRED STOCK:  312,783 SHARES
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        COMMON STOCK:  76.0%
        SERIES 2001-A PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
---------------------------------------               ------------------------
       CUSIP No. 413353103                                  Page 3 of 26 Pages
---------------------------------------               ------------------------

------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        INTER-HIM N.V.
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)     [X]
                                                                  (B)     [ ]
--------------------------------------------------------------------------------

  3     SEC USE ONLY


--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS*
        N/A
--------------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                [ ]
--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        NETHERLANDS ANTILLES
--------------------------------------------------------------------------------

      NUMBER OF               7    SOLE VOTING POWER
       SHARES                      N/A
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY
        EACH                  8    SHARED VOTING POWER
      REPORTING                    COMMON STOCK:  8,449,218 SHARES
       PERSON                      SERIES 2001-A PREFERRED STOCK: 312,783
        WITH                       SHARES
                          ------------------------------------------------------

                              9    SOLE DISPOSITIVE POWER
                                   N/A
                          ------------------------------------------------------

                             10    SHARED DISPOSITIVE POWER
                                   COMMON STOCK:  8,449,218 SHARES
                                   SERIES 2001-A PREFERRED STOCK: 312,783
                                   SHARES
                          ------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        COMMON STOCK:  8,449,218 SHARES
        SERIES 2001-A PREFERRED STOCK:  312,783 SHARES
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        COMMON STOCK:  76.0%
        SERIES 2001-A PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------        -----------------------------------
      CUSIP No. 413353103                            Page 4 of 26 Pages
-------------------------------------        ----------------------------------

--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        W. HOWARD LESTER
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)     [X]
                                                                 (B)     [ ]
--------------------------------------------------------------------------------

  3     SEC USE ONLY


--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS*
        N/A
--------------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------

p      NUMBER OF               7    SOLE VOTING POWER
       SHARES                      N/A
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY
        EACH                  8    SHARED VOTING POWER
      REPORTING                    COMMON STOCK:  8,449,218 SHARES
       PERSON                      SERIES 2001-A PREFERRED STOCK: 312,783 SHARES
        WITH              ------------------------------------------------------

                              9    SOLE DISPOSITIVE POWER
                                   N/A
                          ------------------------------------------------------

                             10    SHARED DISPOSITIVE POWER
                                   COMMON STOCK:  8,449,218 SHARES
                                   SERIES 2001-A PREFERRED STOCK: 312,783 SHARES
                          -----------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        COMMON STOCK:  8,449,218 SHARES
        SERIES 2001-A PREFERRED STOCK:  312,783 SHARES
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        COMMON STOCK:  76.0%
        SERIES 2001-A PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

         This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation ("Inter-Him"), with regard to Inter-Him's beneficial ownership of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Harold's Stores, Inc., an Oklahoma corporation (the "Company"), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, Amendment No. 5 thereto filed on January 30, 2001, Amendment No. 6 thereto filed on March 21, 2001, and Amendment No. 7 thereto filed on May 10, 2001 (as so amended, the "Schedule 13D"). This Amendment No. 8 is being filed pursuant to Rules 13d-1(k)(1), 13d-1(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report (1) the approval by the shareholders of the Company of rights to convert shares of Series 2001-A Preferred Stock, par value $0.01 per share (the "Preferred Stock") into Common Stock, and (2) certain other changes reflected herein. Ronald de Waal, W. Howard Lester and Inter-Him are collectively referred to herein as the "Reporting Persons."

Item 1.  Security and Issuer.

         The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this Amendment No. 8.

Item 2.  Identity and Background.

         Certain of the information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented to read as follows:

         On June 22, 2001, the shareholders of the Company, voting at its 2001 annual meeting of shareholders, approved the conversion feature of the Preferred Stock. As a result, each share of Preferred Stock is now convertible into approximately 15.6863 shares of Common Stock. Until converted, the Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends will be payable 50% in cash and 50% in additional shares of Preferred Stock until February 28, 2003 and thereafter in additional shares of Preferred Stock or cash as the holder of the Preferred Stock may elect. Shares of Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon an average market price of the Common Stock as of the respective dividend date. The Preferred Stock is also redeemable at the Company's option beginning on February 28, 2004 at a price equal to the stated value of the Preferred Stock plus all accrued but unpaid cumulated dividends on each such share. The holders of the Preferred Stock also have preemptive rights with respect to certain future issuances of Company securities.

         The Preferred Stock will vote together with all the other holders of the Company's voting stock with general voting power and each share of Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted. Further, all holders of the Preferred Stock shall be entitled to vote as a single voting group for the election of a number of members of the Company's board of directors such that the number of directors so elected by the holders of the Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Common Stock represented by the outstanding Preferred Stock on an as-converted basis. One such director elected by the holders of the Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.

         For so long as the outstanding shares of Preferred Stock continue to represent at least 10% of the outstanding Common Stock on an as-converted basis, the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the outstanding Preferred Stock, including, among other things:

         -        amending the Company's Certificate of Incorporation or Bylaws;
         - redeeming any shares of the Company's capital stock (except for the Preferred Stock);
         - authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon the Preferred Stock and (ii) for options and other stock-based awards (and shares of capital stock issued upon the exercise thereof) issued pursuant to the Company's 1993 Performance and Equity Incentive Plan and the 1993 Employee Stock Purchase Plan, each as amended;
         - paying or declaring any dividend or other distribution on securities junior in priority to the Preferred Stock;
         - authorizing mergers or other similar transactions involving the Company or any subsidiary;
         -        changing the size of the Company's Board of Directors;
         - incurring more than $1,000,000 of indebtedness in excess of existing indebtedness as of February 28, 2001 and the then current availability under credit facilities that existed as of February 28, 2001, excluding the extension of trade credit in the ordinary course of business consistent with past practices;
         - making or becoming obligated to make capital expenditures in excess of $2,500,000 in the aggregate in any fiscal year; and
         - entering into any affiliated transaction, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations;

         In connection with the purchase and sale of the Preferred Stock and as a condition to Inter-Him's obligation to purchase the Preferred Stock, certain persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the "Family Shareholders") entered into that certain Voting Agreement, dated February 28, 2001, with Inter-Him and the Company. The Family Shareholders currently beneficially own in the aggregate approximately 48% of the Common Stock. Pursuant to the Voting Agreement, Inter-Him and the Family Shareholders agreed to vote or act with respect to all shares of capital stock of the Company presently or thereafter owned by them, so as to elect as directors of the Company (a) the number of individuals required to be elected by the holders of the Preferred Stock pursuant to the terms thereof, as described above, for so long as such holders are entitled to designate at least one director, and (b) one individual selected by a majority-in-interest of the Family Shareholders, for so long as the Family Shareholders or their lineal descendants own at least 10% of the Common Stock (assuming conversion in full of all shares of Preferred Stock).

         Further, pursuant to the Voting Agreement, each of Rebecca P. Casey and Michael T. Casey, who are husband and wife and beneficially own in the aggregate approximately 20% of the Common Stock, have given the holders of the Preferred Stock an irrevocable proxy to vote all shares of capital stock held by them, except that such proxy shall not extend to or affect the rights of Ms. Casey and Mr. Casey to participate in the designation or vote in favor of the election of the director to be designated by the Family Shareholders, as described above. This proxy shall terminate upon the later of (a) February 28, 2004 or (b) one year after the termination of Ms. Casey's employment with the Company.

         As a condition to Inter-Him's obligation to purchase the Preferred Stock, the following changes in management of the Company were made at or prior to the closing:

         - The Board of Directors was reduced from 10 to seven directors, and Mr. Casey, Robert B. Cullum, Jr., Harold G. Powell, H. Rainey Powell and William F. Weitzel resigned from the Board of Directors.
         - Clark Hinkley was appointed Chief Executive Officer and a director of the Company, replacing Ms. Casey, who became Executive Vice President - Trend and Design.
         - H. Rainey Powell, formerly the President, Chief Operating Officer and Secretary of the Company, resigned from such positions with the Company.

         Further, there is currently one vacancy on the Board of Directors that may be filled by a designee of Inter-Him pursuant to the terms of the Preferred Stock.

         The Company, the Family Shareholders and Inter-Him have also entered into a Right of First Refusal Agreement, dated as of February 28, 2001, whereby they have agreed to grant to the holders of the Preferred Stock rights of first refusal with respect to certain sales or other dispositions of the Company's capital stock by such Family Shareholders. Further, the Company has entered into an Investor Rights Agreement, dated as of February 28, 2001, whereby the Company has granted to the holders of the Preferred Stock certain demand and piggyback registration rights with respect to the shares of Common Stock underlying the Preferred Stock.

         Concurrent with the sale of 37,500 shares of Preferred Stock to Mr. Lester on May 1, 2001, Mr. Lester became a party to the transaction documents executed by Inter-Him in connection with its original acquisition of the Preferred Stock, including the Voting Agreement and the Investor Rights Agreement, by executing a Joinder Agreement relating thereto. Mr. Lester and Inter-Him also entered into a Shareholders Agreement pursuant to which they have agreed to vote their shares of Preferred Stock in the manner determined by holders of a majority of the outstanding shares of Preferred Stock and granted mutual rights of first refusal on certain transfers of their respective shares of Preferred Stock.

         Because Inter-Him, Mr. Lester and the Family Shareholders have entered into the Voting Agreement, the Reporting Persons and the Family Shareholders collectively (the "Group") may be deemed to be a "group," as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

         This statement is being filed by Inter-Him N.V., a corporation organized in the Netherlands Antilles, Ronald de Waal, a citizen of the Netherlands, and W. Howard Lester, a citizen of the United States.

         The principal address of Inter-Him is Prof. Kernkampweg 8a (Post Office Box 3361), Curacao, Netherlands Antilles. Inter-Him is a holding company for various real estate investments and operations, and other investments. Inter-Him also invests in stocks, bonds, options and other instruments.

         Mr. de Waal's business address is "Ertbrugge," Ertbruggestraat 136, BE-2110 Wijnegem, Belgium. Mr. de Waal's present principal occupation is serving as Chairman of De Waal International Management N.V., the principal address of which is "Ertbrugge," Ertbruggestraat 136, BE-2110, Wijnegem, Belgium, and the principal business of which is to manage Inter-Him's United States subsidiaries and another group under common control.

         Mr. Lester's business address is 3250 Van Ness Avenue, San Francisco, California 94109. His present principal occupation is Chairman of the Board of Williams-Sonoma, Inc., a specialty retailer of home products, the principal business address of which is 3250 Van Ness Avenue, San Francisco, California 94109.

         The following table sets forth certain information as to the managing directors of Inter-Him, including their business addresses and principal business occupations. The corporate laws of the Netherlands Antilles do not distinguish between directors and executive officers of a corporation; therefore, the persons described in the following table are all the persons equivalent to the directors and executive officers of Inter-Him. There are no other controlling persons of Inter-Him.

---------------------------------------------------------------------------------------------------------------------
Name of Managing           Residence or Business          Present Principal Occupation
Director                   Address                        or Employment                        Citizenship
---------------------------------------------------------------------------------------------------------------------
Ronald de Waal             "Ertbrugge"                    Managing Director; Chairman of De    Netherlands
                           Ertbruggestraat 136            Waal International Management N.V.
                           BE-2110 Wijnegem,              (management company of the
                           Belgium                        Inter-Him group's United States
                                                          subsidiaries and another group
                                                          under common control) (also serves
                                                          as director/officer of other
                                                          companies in the Inter-Him group)
---------------------------------------------------------------------------------------------------------------------

Victor Hoogstraal          Inter-Him N.V.                 Managing Director; Managing          Netherlands
                           Switzerland                    Director - Inter-Him's Netherlands
                           Representative Office          Antilles subsidiaries (also serves
                           16, Im Langacker               as director/officer of other
                           CH-5401 Baden-(Dattwil),       companies in the Inter-Him group
                           Switzerland                    and in a group under common
                                                          control)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Name of Managing           Resident or Business           Present Principal Occupation
Director                   Address                        or Employment                        Citizenship
---------------------------------------------------------------------------------------------------------------------
Frederick Hendrik          Inter-Him N.V.                 Managing Director; Self-Employed     Netherlands
Breedijk                   Prof. Kernkampweg 8a           Consulting and Financial Services;
                           P. O. Box 3361                 Managing Director - Inter-Him's
                           Curacao, Netherlands           Netherlands Antilles subsidiary;
                           Antilles                       President - Court of Audit of the
                                                          Netherlands Antilles
---------------------------------------------------------------------------------------------------------------------


             To the extent known by the Reporting Persons, information with respect to each member of the Group, other than the Reporting Persons, is provided below.

---------------------------------------------------------------------------------------------------------------------
Name of Group Member      Residence or                    Present Principal Occupation or      Citizenship or Place
                          Business Address                Employment                           of Organization
---------------------------------------------------------------------------------------------------------------------
Harold G. Powell          2516 Walnut Road                Chairman Emeritus                    United States
                          Norman, OK 73072                Harold's Stores, Inc.
                                                          765 Asp
                                                          Norman, OK  73069
---------------------------------------------------------------------------------------------------------------------
Anna M. Powell            2516 Walnut Road                Retired                              United States
                          Norman, OK 73072
---------------------------------------------------------------------------------------------------------------------
Rebecca Powell Casey      3835 Shenandoah                 Executive Vice President - Trend     United States
                          Dallas, TX  75205               and Design
                                                          Harold's Stores, Inc.
                                                          765 Asp
                                                          Norman, OK  73069
---------------------------------------------------------------------------------------------------------------------
Michael T. Casey          3835 Shenandoah                 Chairman of the Board                United States
                          Dallas, TX  75205               Grand Prairie State Bank
                                                          2341 S.E. 8th
                                                          Grand Prairie, TX  75051
                                                          Privately-owned Bank
---------------------------------------------------------------------------------------------------------------------
Lisa Powell Hunt          3940 Marquette                  Community Volunteer                  United States
                          Dallas, TX  75225
---------------------------------------------------------------------------------------------------------------------
Clay M. Hunt              3940 Marquette                  Vice-President                       United States
                          Dallas, TX  75225               Atropos Exploration Co.
                                                          8325 Douglas Avenue
                                                          Dallas, TX
---------------------------------------------------------------------------------------------------------------------
H. Rainey Powell          1926 Pin Oak Circle             Chief Executive Officer and Manager  United States
                          Norman, OK  73072               329 Holdings, L.L.C.
                                                          1926 Pin Oak Circle
                                                          Norman, OK  73072
                                                          Privately owned real estate
                                                          investment company
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                                               Citizenship or Place
Name of Group Member      Residence or                    Present Principal Occupation or      of Organization
                          Business Address                Employment
---------------------------------------------------------------------------------------------------------------------
Mary U. Powell            1926 Pin Oak Circle             Teacher                              United States
                          Norman, OK  73072               Norman Public School System
                                                          131 South Flood
                                                          Norman, OK  73069
---------------------------------------------------------------------------------------------------------------------
Arvest Bank Group, Inc.   125 West Central, No. 218       Bank holding company that owns and   Arkansas
                          Bentonville, AR  72712          manages banks and other financial
                                                          service subsidiaries.
---------------------------------------------------------------------------------------------------------------------
Arvest Trust Company,     201 W. Walnut                   Limited purpose national bank        United States
N.A., as Trustee          Rogers, AR  72756               providing trust and related
                                                          services.
---------------------------------------------------------------------------------------------------------------------
Elizabeth M. Powell       c/o Arvest Trust Company,       N/A                                  Oklahoma
Trust A                   N.A., as Trustee
                          200 East Main
                          Norman, OK  73069
---------------------------------------------------------------------------------------------------------------------
Elizabeth M. Powell       c/o Arvest Trust Company,       N/A                                  Oklahoma
Trust B                   N.A., as Trustee
                          200 East Main
                          Norman, OK  73069
---------------------------------------------------------------------------------------------------------------------
H. Rainey Powell and      c/o Michael T. Casey, Trustee   N/A                                  Oklahoma
Mary U. Powell 1997       3835 Shenandoah
Irrevocable Trust         Dallas, TX  75205
---------------------------------------------------------------------------------------------------------------------
Harold G. Powell Family   c/o Harold G. Powell, Trustee   N/A                                  Oklahoma
Revocable Trust, UA       2516 Walnut Road
dated 9/7/93              Norman, OK 73072
---------------------------------------------------------------------------------------------------------------------
Harold G. Powell          c/o Harold G. Powell and Anna   N/A                                  Oklahoma
Revocable Trust dated     M. Powell, Trustees
9/8/93                    2516 Walnut Road
                          Norman, OK 73072
---------------------------------------------------------------------------------------------------------------------

         The following table sets forth certain information as to the executive officers and directors of Arvest Trust Company, N.A. ("Arvest"), and Arvest Bank Group, Inc. ("ABGI"), its parent company. ABGI is a bank holding company which owns and manages banks and other financial service subsidiaries. Arvest is a limited purpose national bank engaged in the business of providing trust and related services. In that capacity, it manages fiduciary accounts for the benefit of others.

---------------------------------------------------------------------------------------------------------------------

                              Residence or                   Present Principal Occupation
Name                          Business Address               or Employment                         Citizenship
---------------------------------------------------------------------------------------------------------------------
Jim C. Walton                 125 West Central, No. 218      President, Arvest Bank Group, Inc.    United States
                              Bentonville, AR  72712
---------------------------------------------------------------------------------------------------------------------

Howard M. Thurman             201 W. Walnut                  President, Arvest Trust Company,      United States
                              Rogers, AR  72756              N.A.
---------------------------------------------------------------------------------------------------------------------

J. Robert Kelly               913 W. Monroe                  Chief Executive Officer, Arvest       United States
                              Lowell, AR  72745              Bank Operations, Inc.
---------------------------------------------------------------------------------------------------------------------

Dennis Smiley                 415 W. Emma Avenue             President, Springdale Bank & Trust    United States
                              Springdale, AR  72764
---------------------------------------------------------------------------------------------------------------------

Alan S. Greear                201 W. Walnut                  Executive Vice President, Arvest      United States
                              Rogers, AR  72756              Trust Company, N.A.
---------------------------------------------------------------------------------------------------------------------

David A. Short                201 NE "A" Street              President, Bank of Bentonville        United States
                              Bentonville, AR  72712
---------------------------------------------------------------------------------------------------------------------

Burton E. Stacy               4600 S.E. 29th Street          Chairman, Arvest Central Oklahoma     United States
                              Oklahoma City, OK  73115
---------------------------------------------------------------------------------------------------------------------

Donald E. Walker              502 South Main Mall            President, Arvest State Bank          United States
                              Tulsa, OK  74103
---------------------------------------------------------------------------------------------------------------------

Warren Fields                 1645 Highway 412 West          President, First Arvest Bank          United States
                              Siloam Springs, AR  72761
---------------------------------------------------------------------------------------------------------------------

Gary Head                     One McIlroy Plaza              President, McIlroy Bank and Trust     United States
                              Fayetteville, AR  72701
---------------------------------------------------------------------------------------------------------------------

Robert V. Brothers            201 W. Walnut                  President, Arvest Bank                United States
                              Rogers, AR  72756
---------------------------------------------------------------------------------------------------------------------

Donny Story                   121 W. 4th Street              President, WestStar Bank              United States
                              Bartlesville, OK  74003
---------------------------------------------------------------------------------------------------------------------

Jim Cargill                   1501 S. Main Street            President, Central Bank & Trust       United States
                              Little Rock, AR  72202
---------------------------------------------------------------------------------------------------------------------

Neil Schemmer                 200 E. Main Street             President, Arvest Bank                United States
                              Norman, OK  73069
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Rex Wolstenholm               201 W. Walnut                  Senior Vice President, Arvest Trust   United States
                              Rogers, AR  72756              Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Bob O'Neal                    502 S. Main Mall               Senior Vice President, Arvest Trust   United States
                              Tulsa, OK  74103               Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Raymond S. Rhoades            One McIlroy Plaza              Senior Vice President, Arvest Trust   United States
                              Fayetteville, AR  72701        Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Fred Lookadoo                 201 W. Walnut                  Senior Vice President, Arvest Trust   United States
                              Rogers, AR  72756              Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Pat Kunnecke                  201 NE "A" Street              Senior Vice President, Arvest Trust   United States
                              Bentonville, AR  72712         Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Homer L. Looper               201 N. Broadway                Senior Vice President, Arvest Trust   United States
                              Shawnee, OK  74802             Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Betty Dalrymple               121 W. 4th Street              Senior Vice President, Arvest Trust   United States
                              Bartlesville, OK  74003        Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Patricia K. Hampton           121 W. 4th Street              Senior Vice President, Arvest Trust   United States
                              Bartlesville, OK  74003        Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Lewis Beckett                 200 E. Main Street             Senior Vice President, Arvest Trust   United States
                              Norman, OK  73069              Company, N.A.
---------------------------------------------------------------------------------------------------------------------

William A. "Bill" Smith       1501 S. Main Street            Senior Vice President, Arvest Trust   United States
                              Little Rock, AR  72202         Company, N.A.
---------------------------------------------------------------------------------------------------------------------

Karla Payne                   913 W. Monroe                  Executive Vice President, Arvest      United States
                              Lowell, AR  72745              Bank Operations, Inc.
---------------------------------------------------------------------------------------------------------------------

Rick Chapman                  125 West Central, No. 218      Vice President, Arvest Bank Group,    United States
                              Bentonville, AR  72712         Inc.
---------------------------------------------------------------------------------------------------------------------

         To the knowledge of the Reporting Persons, none of the members of the Group, the managing directors of Inter-Him, or the executive officers or directors of Arvest and ABGI, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Reporting Persons, none of the members of the Group and, in the case of Inter-Him, the managing directors of Inter-Him, and in the case of each of Arvest and ABGI, each of their executive officers and directors, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         No consideration was given by any of the Reporting Persons for any of the transactions reported herein.

Item 4.  Purpose of Transaction.

         On June 22, 2001, the shareholders of the Company approved the conversion rights with respect to the Preferred Stock, as described in Item 2. In connection with Inter-Him's original acquisition of the Preferred Stock, the Company was obligated to facilitate the approval by the Company's shareholders of such conversion rights. Shareholder approval was required to satisfy certain listing requirements of The American Stock Exchange LLC, upon which the Common Stock is listed.

         On August 1, 2001, Inter-Him and Mr. Lester received a quarterly dividend with respect to the Preferred Stock of 6,728 and 961 shares, respectively, of Preferred Stock.

         Other than as may have resulted from the consummation of the purchase of the Preferred Stock, or as otherwise set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock, (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) Inter-Him's potential sale of shares of Preferred Stock to other persons (some of whom may be affiliated with the Reporting Persons) that are "accredited investors" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended, (iv) the potential exercise by the Reporting Persons of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, (v) the potential operation of the Reporting Persons' rights of first refusal pursuant to the Right of First Refusal Agreement in the event of certain proposed transfers of the Company's capital stock by any of the Family Shareholders, and (vi) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement, the Right of First Refusal Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than the Reporting Persons' right to appoint a seventh member of the Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(vi) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the delisting of the Common Stock from the American Stock Exchange; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

         Other than as set forth above, the Reporting Persons have no knowledge of whether any other members of the Group (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The percentages set forth below and on pages 2-3 hereof are based on 6,084,097 shares of Common Stock outstanding, based upon the Company's Form 10-Q for the quarter ended May 5, 2001, as filed with the Securities and Exchange Commission on June 19, 2001, and, pursuant to Rule 13d-3(d)(1)(i), 202,760 additional shares of Common Stock issuable to certain of the Family Shareholders and 13,438 additional shares of Common Stock issuable to Mr. Lester upon exercise of currently exercisable stock options. Statements with respect to each member of the Group other than the Reporting Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission made by such Group members or the Company, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons. Each member of the Group may be deemed to share beneficial ownership of 8,449,218 shares of Common Stock, or approximately 76.0% of the outstanding Common Stock, as well as 312,783 shares of Preferred Stock, or 100% of the outstanding Preferred Stock. Information required by Items 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.

         Arvest is a limited purpose national bank engaged in the business of providing trust and related services. In such capacity, Arvest serves as trustee of the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B. In the ordinary course of its business Arvest also serves as trustee of other trusts or as manager of fiduciary accounts for the benefit of others that are unrelated to the Powell family or the Company that may from time to time own shares of Common Stock of the Company. Such shares are referred to as "Arvest Unrelated Account Shares." Arvest, in its capacity as trustee or fiduciary account manager, exercises voting and investment power with respect to the Arvest Unrelated Account Shares, and the Arvest Unrelated Account Shares are not subject to Voting Agreement, the Right of First Refusal Agreement, any irrevocable proxies granted by the Family Shareholders described herein or the Powell Family Shareholders Agreement (as defined below). Each of the Reporting Persons disclaims beneficial ownership of the Arvest Unrelated Account Shares except as such shares may otherwise be included as part of the beneficial ownership of stock by the Group. As of August 1, 2001, there were 9,443 Arvest Unrelated Account Shares.

         Inter-Him and Mr. de Waal. Each of Inter-Him and Mr. de Waal beneficially owns (a) 685,319 shares of Common Stock directly; (b) 4,211,885 shares of Common Stock directly that may be received pursuant to the conversion of the Preferred Stock owned by Inter-Him; (c) 266,958 shares of Preferred Stock directly; (d) 3,552,014 shares of Common Stock indirectly through the other members of the Group; and (e) 39,097 shares of Preferred Stock indirectly through another member of the Group. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him.

         Inter-Him and Mr. de Waal have shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows:
(a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 860,885 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,705,431 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement.

         W. Howard Lester. Mr. Lester beneficially owns (a) 19,252 shares of Common Stock directly; (b) 601,689 shares of Common Stock directly that may be received pursuant to the conversion of the Preferred Stock owned by him; (c) 13,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (d) 39,097 shares of Preferred Stock directly; (e) 7,814,839 shares of Common Stock indirectly through the other members of the Group; and (f) 273,686 shares of Preferred Stock through the other members of the Group.

         Mr. Lester has shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 860,885 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,705,431 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement.

         Harold G. Powell. Mr. Powell beneficially owns (a) 144,975 shares of Common Stock indirectly through a revocable trust of which Mr. Powell is the sole trustee (the "Powell Revocable Trust I"); (b) 11,000 shares of Common Stock indirectly through a revocable trust of which Mr. Powell and Anna M. Powell, his wife, are trustees (the "Powell Revocable Trust II"); (c) 73,484 shares of Common Stock indirectly through the Elizabeth M. Powell Trust A (the "EMP Trust A"), over which Mr. Powell possesses a general power of appointment exercisable at his death; (d) 75,326 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (e) 8,144,433 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         Mr. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 144,975 shares of Common Stock owned by the Powell Revocable Trust I, voting power and investment power are exercised by Mr. Powell as sole trustee of such trust; (c) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, voting power and investment power are shared with Mrs. Powell as co-trustees of such trust; (d) with respect to 73,484 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Arvest, as trustee of such trust, pursuant to Mr. Powell's general power of appointment exercisable at his death; and (e) (1) with respect to 229,459 shares of Common Stock beneficially owned by Mr. Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in that certain Shareholders Agreement, by and among the Family Shareholders, as amended to date (the "Powell Family Shareholders Agreement").

         Anna M. Powell. Mrs. Powell beneficially owns (a) 11,000 shares of Common Stock indirectly through the Powell Revocable Trust II, of which Mrs. Powell and Mr. Powell are co-trustees and (b) 8,438,218 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         Mrs. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, voting power and investment power are shared with Mr. Powell as co-trustees of the Powell Revocable Trust II; and (c) (1) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mrs. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 89,120 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 7,584,033 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. Ms. Casey does not include in her beneficial ownership 376,031 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Ms. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 865,185 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared by her with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; and (c) (1) with respect to 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common

Stock by Ms. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Michael T. Casey. Mr. Casey beneficially owns (a) 320,593 shares of Common Stock directly; (b) 13,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (c) 42,000 shares of Common Stock indirectly through the H. Rainey and Mary U. Powell Family 1997 Irrevocable Trust Agreement (the "H. Rainey Powell Trust"), of which Mr. Casey is sole trustee; and (d) 8,073,187 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. Mr. Casey does not include in his beneficial ownership 865,185 shares of Common Stock that are beneficially owned by Ms. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Mr. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 42,000 shares owned by the H. Rainey Powell Trust, voting power and investment power are exercised by Mr. Casey as sole trustee of such trust; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) (1) with respect to 362,593 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         H. Rainey Powell. Mr. Rainey Powell beneficially owns (a) 387,405 shares of Common Stock directly; (b) 72,182 shares of Common Stock indirectly through custodial accounts for the benefit of each of his two minor children;
(c) 7,989,631 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. Mr. Rainey Powell does not include in his beneficial ownership 66,875 shares of Common Stock that are beneficially owned by his wife, Mary U. Powell, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Rainey Powell has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Mr. Rainey Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; and (b) (1) with respect to 459,587 shares of Common Stock beneficially owned by Mr.

Rainey Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Rainey Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Mary U. Powell. Ms. Powell beneficially owns (a) 66,875 shares of Common Stock directly; and (b) 8,382,343 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. Ms. Powell does not include in her beneficial ownership 459,587 shares of Common Stock that are beneficially owned by her husband, H. Rainey Powell, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Powell has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Ms. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; and (b)(1) with respect to 66,875 shares of Common Stock beneficially owned by Ms. Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Lisa Powell Hunt. Ms. Hunt beneficially owns (a) 301,097 shares of Common Stock directly; (b) 85,656 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 11,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 8,051,027 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. Ms. Hunt does not include in her beneficial ownership 35,041 shares of Common Stock that are beneficially owned by her husband, Clay M. Hunt, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Hunt has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Ms. Hunt has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; and (b)(1) with respect to 386,753 shares of Common Stock beneficially owned by Ms. Hunt, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of

Common Stock by any of them pursuant to certain rights of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Clay M. Hunt. Mr. Hunt beneficially owns (a) 35,041 shares of Common Stock directly; and (b) 8,414,177 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. Mr. Hunt does not include in his beneficial ownership 398,191 shares of Common Stock that are beneficially owned by his wife, Lisa Powell Hunt, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Hunt has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Mr. Hunt has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; and (b)(1) with respect to 35,041 shares of Common Stock beneficially owned by Mr. Hunt, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Elizabeth M. Powell Trust A. The EMP Trust A beneficially owns (a) 73,484 shares of Common Stock directly and (b) 8,375,734 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         The EMP Trust A has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 73,484 shares of Common Stock owned directly by the EMP Trust A, (1) voting power and investment power may be deemed to be shared with Mr. Powell pursuant to his general power of appointment exercisable at his death, (2) voting power and investment power are exercised through Arvest as sole trustee of such trust and (3) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the EMP Trust A pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Elizabeth M. Powell Trust B. The Elizabeth M. Powell Trust B ("EMP Trust B") beneficially owns (a) 402,497 shares of Common Stock directly and (b) 8,046,721 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         The EMP Trust B has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 402,497 shares of Common Stock owned directly by the EMP Trust B, (1) voting power and investment power are exercised through Arvest as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the EMP Trust B pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Arvest and ABGI. Arvest beneficially owns (a) 475,981 shares of Common Stock indirectly through the EMP Trust A and the EMP Trust B, as trustee of each such trust, (b) 9,443 shares of Common Stock indirectly as trustee or as manager of fiduciary accounts unrelated to the Powell family or the Company (such shares being referred to herein as the Arvest Unrelated Account Shares) and (c) 7,963,794 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group. ABGI may be deemed to beneficially own all of such shares through its ownership of Arvest.

         Arvest and ABGI share voting and investment power with respect to the Arvest Unrelated Account Shares. Arvest and ABGI have shared voting power and investment power with respect to the remainder of such shares, as follows: (a) with respect to 73,484 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Mr. Powell pursuant to his general power of appointment exercisable at his death; (b) with respect to 402,497 shares of Common Stock owned by EMP Trust B, voting power and investment power are exercised by Arvest as sole trustee of such trust; (c) with respect to all such stock (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; and (d)(1) with respect to 475,981 shares of Common Stock beneficially owned by Arvest and ABGI, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Arvest pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust. The H. Rainey Powell Trust beneficially owns (a) 42,000 shares of Common Stock directly and (b) 8,407,218 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         The H. Rainey Powell Trust has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 42,000 shares of Common Stock owned directly by the H. Rainey Powell Trust, (1) voting power and investment power are exercised through Mr. Casey as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the H. Rainey Powell Trust pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Harold G. Powell Family Revocable Trust, UA dated September 7, 1993. The Powell Revocable Trust I beneficially owns (a) 144,975 shares of Common Stock directly and (b) 8,304,243 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         The Powell Revocable Trust I has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 144,975 shares of Common Stock owned directly by the Powell Revocable Trust I, (1) voting power and investment power are exercised through Mr. Powell as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust I pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         Harold G. Powell Revocable Trust dated September 8, 1993. The Powell Revocable Trust II beneficially owns (a) 11,000 shares of Common Stock directly and (b) 8,438,218 shares of Common Stock and 312,783 shares of Preferred Stock indirectly through the other members of the Group.

         The Powell Revocable Trust II has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares) voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 11,000 shares of Common Stock owned directly by the Powell Revocable Trust II, (1) voting power and investment power are exercised through Mr. Powell and Mrs. Powell as trustees of such trust and (2) investment power is also shared with the Family Shareholders with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust II pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,908,191 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

         (c) Other than as reported in this Amendment No. 8, there have been no transactions by the Reporting Persons, or, with respect to Inter-Him, by any managing director of Inter-Him, in Common Stock or Preferred Stock during the past 60 days, except on August 1, 2001, Inter-Him and Mr. Lester received a quarterly dividend with respect to shares of Preferred Stock owned by them of 6,728 and 961 shares, respectively, of Preferred Stock.

          To the knowledge of the Reporting Persons, no other member of the Group or, with respect to Arvest, each entity or corporation controlling or ultimately in control of Arvest, and each such entity's executive officers and directors, has effected any transactions in Common Stock or Preferred Stock during the past 60 days.

         (d) With respect to the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock owned by the Reporting Persons.

             With respect to other members of the Group, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock owned by such other members of the Group, except: (i) Harold G. Powell has the right to revoke the Powell Revocable Trust I and the Powell Revocable Trust II and would upon such revocation have the right to receive any dividends from or proceeds from the sale of shares of Common Stock held by such trusts; (ii) Harold G. Powell is a beneficiary of EMP Trust A and under the terms of EMP Trust A has the right to receive the income of EMP Trust A, including any cash dividends with respect to the Common Stock held by EMP Trust A, and to receive annual distributions of the principal of such trust, including shares of Common Stock held by such trust, up to an amount not to exceed in any year 5% of the principal of such trust; and (iii) Arvest, as trustee of EMP Trust B, has the authority under the terms of EMP Trust B to distribute income of EMP Trust B, including any cash dividends with respect to the Common Stock held by EMP Trust B, to Harold G. Powell, Rebecca Powell Casey,
H. Rainey Powell and Lisa Powell Hunt, in Arvest's sole discretion.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as may be described in response to Item 2, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

Item 7.  Material to be filed as Exhibits.

EXHIBIT A         Agreement with respect to joint filing of Amendment No. 8 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated August
                  29, 2001, by and among Ronald de Waal, Inter-Him N.V. and W.
                  Howard Lester.

EXHIBIT B         Voting Agreement, dated February 28, 2001, by and among the
                  Company, Inter-Him and each of the Family Shareholders. (1)

EXHIBIT C         Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family
                  Shareholders. (1)

EXHIBIT D         Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (1)

EXHIBIT E         Series 2001-A Preferred Stock Purchase Agreement, dated
                  February 23, 2001, by and between the Company and Inter-Him.
                  (1)

EXHIBIT F         Certificate of Designations with respect to the Preferred
                  Stock. (1)

EXHIBIT G         First Amended and Restated Stockholders' Agreement, dated
                  June 15, 1998. (2)

EXHIBIT H         First Amendment, dated February 28, 2001, to First Amended and
                  Restated Stockholders' Agreement. (1)

EXHIBIT I         Form of Irrevocable Proxy granted by each of the Family
                  Shareholders to Inter-Him. (1)

EXHIBIT J         Joinder Agreement, dated May 1, 2001, by W.  Howard Lester.(3)

EXHIBIT K         Shareholders Agreement (with respect to the Preferred Stock)
                  dated May 1, 2001, by and among the Company, Inter-Him N.V.
                  and W. Howard Lester. (3)

-----------------

(1) Incorporated by reference from Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001.

(2) Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.

(3) Incorporated by reference from Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 29, 2001            Inter-Him N.V.


                                    By: /s/ Victor Hoogstraal
                                       ---------------------------------------
                                             Victor Hoogstraal
                                             Managing Director



                                        /s/ Ronald de Waal
                                       ---------------------------------------
                                       Ronald de Waal

                                        /s/ W. Howard Lester
                                       ---------------------------------------
                                       W. Howard Lester

                                      INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A         Agreement with respect to joint filing of Amendment No. 8 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated August
                  29, 2001, by and among Ronald de Waal, Inter-Him N.V. and W.
                  Howard Lester.

EXHIBIT B         Voting Agreement, dated February 28, 2001, by and among the
                  Company, Inter-Him and each of the Family Shareholders. (1)

EXHIBIT C         Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family
                  Shareholders. (1)

EXHIBIT D         Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (1)

EXHIBIT E         Series 2001-A Preferred Stock Purchase Agreement, dated
                  February 23, 2001, by and between the Company and
                  Inter-Him. (1)

EXHIBIT F         Certificate of Designations with respect to the Preferred
                  Stock. (1)

EXHIBIT G         First Amended and Restated Stockholders' Agreement, dated
                  June 15, 1998. (2)

EXHIBIT H         First Amendment, dated February 28, 2001, to First Amended and
                  Restated Stockholders' Agreement. (1)

EXHIBIT I         Form of Irrevocable Proxy granted by each of the Family
                  Shareholders to Inter-Him. (1)

EXHIBIT J         Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (3)

EXHIBIT K         Shareholders Agreement (with respect to the Preferred Stock)
                  dated May 1, 2001, by and among the Company, Inter-Him N.V.
                  and W. Howard Lester. (3)

-------------

(1) Incorporated by reference from Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001.

(2) Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.

(3) Incorporated by reference from Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001.

                                                                       EXHIBIT A

                                    AGREEMENT

                      Pursuant to Securities Exchange Act
                             Rule 13d-1(k)(1)(iii)

         The undersigned hereby agree that Amendment No. 8 to the Schedule 13D, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

         DULY EXECUTED this 29th day of August, 2001.

                                 Inter-Him N.V.


                                 By:  /s/  Victor Hoogstraal
                                    -------------------------------------------
                                      Victor Hoogstraal
                                      Managing Director


                                    /s/  Ronald de Waal
                                    -------------------------------------------
                                         Ronald de Waal


                                    /s/  W. Howard Lester
                                    -------------------------------------------
                                         W. Howard Lester